SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                              America Online, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   00002364Jl
                      (CUSIP Number of Class of Securities)

                                 Edward B. Stead
                  Vice President, General Counsel and Secretary
                              Apple Computer, Inc.
                                 1 Infinite Loop
                           Cupertino, California 95014
                                  408-996-1010
            (Name, Address and Telephone Number of Person Authorized
                      to Receive Notice and Communications)

                                February 6, 1995
             (Date of Event which Requires Filing of this Statement)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

  Check the following box if a fee is being paid with this Statement: [ ] (A fee is not required only if the reporting person: (1) has a previous statement on filed reporting beneficial ownership of more than five percent of a class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

  Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

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CUSIP No. 00002364Jl

  1.  Name of Reporting Persons
      S.S. or I.R.S. Identification No. of Above Persons:

      Apple Computer, Inc. 94-2404110

  2.  Check the Appropriate Box if a Member of a Group:
                                              (a)  [ ]
                                              (b)  [ ]
  3.  SEC Use Only:

  4.  Source of Funds:

      00

  5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                   [ ]
  6.  Citizenship or Place of Organization]:

      California, USA

                     7.   Sole Voting Power:         1,000,000
  Number of Shares
  Beneficially Owned 8.   Shared Voting Power:               0
  by Each Reporting
  Person with        9.   Sole Dispositive Power:    1,000,000

                     10.  Shared Dispositive Power:          0

  11. Aggregate Amount Beneficially Owned by Each Reporting Person:

      1,000,000

  12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                   [ ]

  13. Percent of Class Represented by Amount in Row 9.:

      6.08%

  14. Type of Reporting Person:

      CO

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     The following items are amendments to the information included in the
Schedule 13D dated February 8, 1994, as amended (the "Prior Schedule 13D"), filed by Apple Computer, Inc. with respect to the Common Stock of America Online, Inc. Certain capitalized terms used below and not defined have the meanings given them in the Prior Schedule 13D.

  Item 4.  Purpose of Transaction.

      On February 6, 1995, Apple entered into two cash-settled, European-style option contracts with Goldman Sachs International ("Bank"), together with the related Schedule 2 (discussed below).

      The first agreement (the "Put Option") obligates Bank to make a payment to Apple equal to

           (x) 1,000,000 multiplied by

           (y) the positive amount, if any, determined by subtracting the market price per Share on February 7, 2000 (the "Market Price") from $56 (the "Put Strike Price").

      No payment would be made under the Put Option if the Market Price were greater than the Put Strike Price.

      The second agreement (the "Call Option") obligates Apple to make a payment to Bank equal to

           (x) 1,000,000 multiplied by

           (y) the positive amount, if any, determined by subtracting $117.25 (the "Call Strike Price") from the Market Price.

      No payment would be made under the Call Option if the Market Price were less than the Call Strike Price.

      Neither the Call Option nor the Put Option obligates either party to purchase or sell Shares.

      Apple entered into the Call Option and the Put Option with Bank to reduce the investment risk associated with its rights under the Warrant.

      Apple continuously re-evaluates its intentions regarding its beneficial interest in the Shares. Apple may exercise the Warrant at any

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  time after it becomes exercisable, and in addition acquire additional shares of Common Stock. Apple may retain or dispose of some or all of any shares of Common Stock which it acquires (either pursuant to the Warrant or otherwise). Apple's decision on whether or not to exercise the Warrant, or acquire, retain or dispose of shares of Common Stock will depend on a variety of factors, including without limitation the market price of the Common Stock, the amount, if any which it may receive as a result of the transaction described above, other potential investment opportunities or uses for Apple's cash, and business considerations relating to Apple's goals in the on-line services industry.

      Apart from the above, Apple has no current plans for any of the actions required to be disclosed in this Item 4.

  Item 6.  Contracts, Arrangements, Understanding or
           Relationships With Respect to the Issuer.

      On February 6, 1995 Apple entered into the Call Option and the Put Option and a new Schedule (the "Schedule 2") to an International Swap Dealers Association Master Agreement dated February 6, 1992 between Apple and Bank to set forth the framework of certain transaction or transactions. .

      The description of the Schedule 2 set forth in this Item 6 is qualified in its entirety by reference to Exhibit 3, which contains the text of the Schedule 2. The description of the Call Option and Put Option set forth in this Item 6 are qualified in their entirety by reference to Exhibits 5 and 6, which contains the text of the confirmations for the Call Option and the Put Option.

  Item 7.  Material to be Filed as Exhibits.

      Exhibit 4 -- Schedule 2 to International Swap Dealers Association Form Master Agreement dated as of February 6, 1992 between Apple Computer, Inc. and Goldman Sachs International (assignee of Goldman Sachs Capital Markets, L.P.)

      Exhibit 5 -- Confirmation of Call Option


      Exhibit 6 -- Confirmation of Put Option













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                                    SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                     APPLE COMPUTER, INC.



                                     By: /s/ David A. Rogan
                                     Name: Assistant Treasurer


  Date: February 6, 1995



































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                                  EXHIBIT INDEX


      Document                                                    Page

      Schedule 2 to International Swap Dealers Association
      Form Master Agreement dated as of February 6, 1992
      between Apple Computer, Inc. and Goldman Sachs International
      (assignee of Goldman Sachs Capital Markets, L.P.)              7


      Confirmation of Call Option                                   21


      Confirmation of Put Option                                    22






































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